UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             WILLBROS GROUP, INC.

                               (NAME OF ISSUER)

                         Common Stock, $16.00 par value

                       (TITLE OF CLASS OF SECURITIES)

                                   969199108

                                 (CUSIP NUMBER)

                               December 31, 2001

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              x	Rule 13d-1(b)
              	Rule 13d-1(c)
              	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 969199108               13G
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	NAME OF REPORTING PERSON
1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	THE MITCHELL GROUP, INC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2 	(a)  [ ]
	(b)  [X]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	SEC USE ONLY
3
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	CITIZENSHIP OR PLACE OF ORGANIZATION
4
		Texas
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
		        SOLE VOTING POWER
	              5
	NUMBER OF
			995,153
	 SHARES	        - - - - - - - - - - - - - - - - - - - - - - - - - - -
			SHARED VOTING POWER
       BENEFICIALLY  6
			None
	OWNED BY	- - - - - - - - - - - - - - - - - - - - - - - - - - -
			SOLE DISPOSITIVE POWER
	 EACH	      7

       REPORTING	995.152
			- - - - - - - - - - - - - - - - - - - - - - - - - - -
	PERSON	        SHARED DISPOSITIVE POWER

	 WITH	      8
			None
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
	995,153
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10	NA
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11	6.77%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
	TYPE OF REPORTING PERSON*
12
	IA
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

*SEE INSTRUCTION BEFORE FILLING OUT!


                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

                               Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1(a)	Name of Issuer:

	        Willbros Group, Inc.

Item 1(b)	Address of Issuer?s Principal Executive Office:

	        Plaza 2000 Building
	        50th Street, 8th Floor
	        Panama 5, Republic of Panama

Item 2(a)	Name of Person Filing:

	        The Mitchell Group, Inc.

Item 2(b)	Address of Principal Business Office, or if none, Residence:

	        1100 Louisiana, Suite 4810
	        Houston, Texas  77010

Item 2(c)	Citizenship:

	        The Mitchell Group, Inc. is a corporation incorporated in Texas

Item 2(d)	Title of Class of Securities:

	        Common Stock, $16.00 par value

Item 2(e)	CUSIP Number:

	        969199108

Item 3	        Filing required pursuant to the Rules 13d-1(b), or 13d-2(b):

	        The Mitchell Group, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4	       Ownership as of December 31, 2001:

               (a)  Amount Beneficially Owned:

                   (i) 995,153 shares are held in investment advisory accounts managed by The Mitchell Group, Inc. for numerous clients. Pursuant to its investment advisory contract with its clients, The Mitchell Group, Inc. has full investment discretion with respect to such investment advisory accounts. However, The Mitchell Group, Inc. is not the record owner of any of such shares as such shares are held of record by the respective clients or by trustees or custodians for such clients. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its investment advisory relationship with The Mitchell Group, Inc. at any time

               (b)  Percent of Class:

                    (i) 6.77% -- as to shares held in accounts managed by The
                        Mitchell Group, Inc. with power to dispose, or to direct the disposition of such shares.

               (c)  Number of shares as to which The Mitchell Group, Inc. has:

                    (i)  sole power to vote or direct the vote:  995,153 shares.

                   (ii)  sole power to dispose or direct the disposition of:
                         995,153 shares.

Item 5	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6	Ownership of more than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7	Not applicable.

Item 8	Identification and Classification of Members of the Group.

	Not applicable.

Item 9	Notice of Dissolution of Group.

	Not applicable.

Item 10	Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2002

THE MITCHELL GROUP, INC.



By:	     /s/ Rodney Mitchell
Signature    Rodney Mitchell
	     Chairman of the Board and President


                        February 5, 2002




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Gentlemen:

	On behalf of The Mitchell Group, Inc., a Texas business corporation and a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the ?Company?), we are delivering to you herewith for filing pursuant to Rule 13d-1(b) an electronic copy of a joint Schedule 13G reporting the beneficial ownership by the Company and Mitchell of the following security:

		Willbros Group, Inc.
		Common Stock, $16.00 par value

	By copy of this letter, we are sending by certified mail a copy of the enclosed Schedule 13G to the issuer of the security at its principal executive office and to the principal national securities exchange, if any, where the security is traded.

			Very truly yours,

			THE MITCHELL GROUP, INC.



			/s/ Rodney Mitchell
		        Rodney Mitchell
			Chairman of the Board and President

cc:  Willbros Group, Inc.